VISUAL ACUMEN, INC.

May 1, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Celeste M. Murphy

Re:	Visual Acumen, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 5, 2014 File No. 333-193773

Dear Ms. Murphy:

Please be informed that the undersigned has received and read your letter dated March 4, 2014 addressed to Visual Acumen, Inc. (the “Company”), regarding the Company’s registration statement on Form S-1, filed February 5, 2014.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Form S-1which was filed on or about the date of this letter.  For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.

Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There were no written communications presented to potential investors. There were no research reports.

2.

Comment: We note your statement throughout your disclosure that you are shell company and restrictions related to resales under Rule 144(i). Please revise your disclosure including on page 1 to the Prospectus to clearly indicate that, in addition to the resale restrictions, as a shell the selling price will be fixed for the duration of the offering. Similarly, revise your Terms of the Offering and Plan of Distribution sections to include restrictions under 144(i) and fixed price. We note your existing statement on page 17.

Response: We have revised the disclosure.

3.	Comment: Please revise your disclosure to describe your temporary offices in greater detail. Based on our research it appears your office may be a personal residence, but it is unclear.

Response: We have added the following:

Our office space has been provided free of charge by our sole director and officer. The office consists of a desk, filing cabinet, computer and telephone.

Risk Factors, page 5

Risks Related to our Business, page 5

Our Offering is Being Conducted by Our Sole Officer and Director Without..., page 5

4.

Comment: Please revise this section to balance the statement that, while an underwriter has not conducted due diligence, you remain liable for providing accurate and non-misleading information under the federal securities laws. Additionally, you have provided audited financial statements through the use of a third-party audit firm.

Response: We have revised the paragraph now read as follows:

We have self-underwritten our offering on a “best efforts” basis, which means: No underwriter has engaged in any due diligence activities to confirm the accuracy of the disclosure in the prospectus or to provide input as to the offering price; our sole officer and director will attempt to sell the shares and there can be no assurance that all of the shares offered under the prospectus will be sold or that the proceeds raised from the offering, if any, will be sufficient to cover the costs of the offering; and there is no assurance that we can raise the intended offering amount. We do remain liable for providing accurate and non-misleading information under the federal securities laws. Additionally, we have provided audited financial statements through the use of a third-party audit firm.

If One of Our Applications Were Found to Contain Hidden or Objectionable., page 7

5.

Comment: We note that here, in other risk factors and in your Business Description section you discuss working with outside developers. Please revise this section and elsewhere, as appropriate, to explain this relationship in greater detail. For example, discuss what portion of the technology and planned application building will be directly under your control and conducted by you or your future employees.

Response: It is too early in the process to identify what portions will be under our control and conducted by us or by future employees.

We are a New Company with No Operating History and We Face a High Risk., page 7

Risks Related to Our Financial Condition, page 11

6.

Comment: Under this risk factor heading you describe several additional sources of financing you are likely to pursue to raise needed additional capital that will not be provided by this offering even if all shares are sold. Please revise your disclosure here, and where appropriate, to discuss why you are pursuing a registered offering of shares to the public given your lack of revenue generating operations and minimal cash and assets, in addition to the increased expenses associated with being a public company.

Response: We have revised our risk factor to:

Following this offering we will need to raise additional funds to expand our operations.  We plan to raise additional funds through private placements, registered offerings, or other sources to maintain and expand our operations.  Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to use than are manageable.  If we are unsuccessful at raising sufficient funds, for whatever reason, to fund our operations, the Company may not be forced to seek a buyer for our business or another entity with which we could create a joint venture.  If all of these alternatives fail, we expect that the Company will be required to seek protection from creditors under applicable bankruptcy laws.  Without new funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our stockholders will lose part or all of their investment.

Use of Proceeds, page 14

7.

Comment: We note your table on page 15 outlining expenses based on percentage of gross proceeds from this offering. Please revise the table to include any planned expenses for each line item, as applicable. For example, we note that you plan to use a greater amount of money on sales and marketing as the total amount of raised funds increases. However, there are no figures included for any of the listed specific expenses of “Website design/Hosting/,” “Logo Design” or “Advertising.”

Response: We have revised the disclosure.

Business Description, page 19

General

8.

Comment: We note your statement that you are a shell and only in the preliminary stages of developing your operations. However, please revise your registration statement to discuss in greater detail, if possible, any steps you have taken towards developing this business. For example, has Mr. McKenna taken steps to hire an engineer or programmer to begin developing the application, or met with potential customers or end-users to discuss the market for this technology and the company’s planned product specifically.

Response: We have added the following verbiage to the business description:

The Company has not taken steps to hire any employees, begin developing any applications, or meet with potential end-users to discuss the market or the Company’s planned product specifically.

Introduction, page 19

9.

Comment: We note the images illustrating your planned product on page 20 including the statement that, “Over time, an image will have a database of attributes and the more adjectives and images users are asked to compare, the more information the company will be able to extrapolate about the user.” Please revise your disclosure to clarify who the planned user of this technology is by expanding your explanation of how a healthcare, self-help, dating website would employ your tool. It is unclear whether the intention is for third parties to extrapolate information about a website user’s thoughts and preferences, for example, or whether it is more about establishing baseline knowledge about a specific image through numerous data points.

Response: We have revised the document to clarify who the planned user of this technology will be. Additionally, please note, the company will not be working with healthcare websites. We have eliminated the reference to “mobile health” to avoid confusion.

Market Opportunity, page 21

Description of Products and Services, page 21

10.	Comment: Please revise this section to make clear that you do not currently have any business arrangements with Eharmony.com or Chemistry.com.

Response: We have revised the document to state that we do not currently have any business arrangements with Eharmony.com or Chemistry.com.

Government Regulations, page 22

11.	Comment: Please revise this section and your Risk Factors, as appropriate, to address issues regarding online privacy concerns.

Response: We have added an additional Risk Factor on page 9 and revised the section under Government Regulations on page 22.

Jumpstart Our Business Startups Act, page 24

12.	Comment: Please revise this section and elsewhere, as appropriate, to make clear the elections you have made as an emerging growth company under the JOBS Act.

Response: In order to provide further clarity, we have revised the disclosure on page 5 and 26.

I hope this response letter and the amendments to the above referenced filing adequately addresses the issues raised in your comment letter dated March 4, 2014.  If you should require any additional information or clarification, please do not hesitate to contact me at 860-532-0427.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

/s/ Alex McKenna

Alex McKenna

President